INVESTOR DISCLOSURE PACKET

VENTURE ON 12TH PLACE LLC

(an Arizona limited liability company)

$500,000

Limited Liability Company Interests

Venture on 12th Place LLC

c/o Neighborhood Management, LLC

5227 N. 7th Street

Phoenix, AZ 85014

August 15, 2022

Revised August 31, 2022

TABLE OF CONTENTS

FORM C

PURPOSE OF THIS FORM

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Venture on 12th Place LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Arizona
Date Company Was Formed (from the Company's Certificate of Incorporation)	June 14, 2022
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	5227 N 7th Street, Phoenix, AZ 85014
Website Address	www.neighborhood.ventures

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Jamison Manwaring	
All positions with the Company and How Long for Each Position	**Position:** CEO & Managing Partner of Neighborhood Ventures Inc, manager of Neighborhood Management, LLC, manager of the Company	**How Long:** Since 2017
Business Experience During Last Three Years (Brief Description)	Co-founder, Managing Partner & CEO Neighborhood Ventures, Inc.	
Principal Occupation During Last Three Years	CEO of a real estate crowdfunding business.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes ___X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #2

Name	John Kobierowski	
All positions with the Company and How Long for Each Position	**Position:** President & Managing Partner of Neighborhood Ventures Inc, manager of Neighborhood Management, LLC, manager of the Company	**How Long:** Since 2017
Business Experience During Last Three Years (Brief Description)	President & CEO ABI Multifamily	
Principal Occupation During Last Three Years	Real Estate Broker	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** ABI Multifamily	**Business:** Real Estate

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Jamison Manwaring
Name	John Kobierowski

§227.201(d) – The Company's Business and Business Plan

Highlights

- **Added value.** Renovation of existing 30-unit property.
- **Experienced developer.** This team has completed multiple housing projects.
- **Quick turn-around.** Quick conversion to ensure operating cash flow.
- **Three-year plan.** Re-financing or sale planned in three years.
- **Flexible capital stack.** Funds raised and ready to fill an equity gap if needed.
- **Return**.Cash flow distributions of 6% return expected to begin 8 months after acquisition, after property has been renovated, stabilized and is cash flowing.
- **Additional return.** Additional "true up" to bring returns up to 12% upon sale or refinance.

About the Project

The Company plans to purchase a 30-unit residential apartment building at 3432 N.12th Place, Phoenix, Arizona 85014 (the "Property").[1] The Property consists of six separate buildings with a shared courtyard and was built in 1971. The 30 units include 16 two-bedroom one-bathroom units, 2 one-bedroom one-bathroom units, 4 two-bedroom 1.5-bathroom units, and 8 two-bedroom one-bathroom townhome units averaging 807 square feet per unit.

[1] https://goo.gl/maps/FbqqgUHsZABKp8CT7

Renovations are planned for the interior of each unit to include replacement of fixtures, hardware, flooring, updated painting, and appliances. On the exterior we plan to transform the look of the property by installing new doors, painting the exterior, and updating the landscaping.

The Company plans to engage Eastfield Contracting, a third-party contractor, to complete the renovations. The total renovation budget is expected to be $1,350,000. $185,000.00 is earmarked for both exterior and common area upgrades including painting, improvements to the front building facade, and landscaping, $1,165,000.00 is planned for improvements to the 30 units as outlined above. Eastfield Contracting has completed renovations for the last 6 projects purchased and improved by Neighborhood Ventures.

The Company also plans to engage Sundial Real Estate as property manager.[2] Sundial will manage the Property with the help of a property manager available for day-to-day management issues. Sundial currently manages over 2,000 doors in the Phoenix area including all the Phoenix area properties owned by Neighborhood Ventures. The Property will be leased up as a traditional multi-unit apartment and managed by Sundial Real Estate. The Company expects the Property to be fully leased and stabilized approximately six months after the property is acquired and renovated.

It is anticipated that the property will either be sold or refinanced after a three-year period. The renovation of the unit will bring them up to market value as follows:

Unit type	Current average rent	Anticipated post renovation rent
1 bedroom + 1 bathroom	$694 per month	$1,400 per month
2 bedroom + 1 bathroom	$868 per month	$1,700 per month
2 bedroom + 1.5 bathrooms	$950 per month	$1,800 per month
2 bedroom + 1 bathroom Townhome	$994 per month	$1,850 per month

See Exhibit J for a more detailed analysis of rental comparables.

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[2] www.sundialaz.com

Past Projects

Neighborhood Ventures (the "Sponsor") was launched in 2017.[3] Since then, Neighborhood Ventures has successfully raised funds online for 12 real estate projects using Arizona's Intrastate Crowdfunding Law.[4]

Ten of the offerings reached their maximum offerings goals, which ranged from $500,000 to $3.5 million, often selling out before the target date. The most recent offering, Venture at Route 66 reached its maximum goal within the first 48 hours after the offering launched.[5] The largest project to date, and the first to be offered nationally, Venture on Country Club, reached 100% of the Arizona offering goal of $3.5 million, and raised $572,000 through a Regulation Crowdfunding offering, just like this one, on the Small Change funding portal. [6]

All of Neighborhood Ventures' projects have been multifamily projects to date, except for Venture on Broadway, their first retail project.[7] The projects have ranged in size from 8 to 120 units and one, Venture on 66th, was purchased and operated by Neighborhood Management LLC as an Airbnb for a year before it was sold.

Four projects, Venture on Wilson, Venture on Marlette, Venture on 66th, and Venture at Villa Hermosa have completed the full cycle, from raising funds through renovation and stabilization and sale, returning all equity and the full 12% preferred offered to investors. Four properties, Venture at Mountain View, Venture on 19th, Venture on Williams, and Venture on Country Club are now stabilized and are generating cash flow for investors. And the final four offerings, Venture on Elden, Venture on Broadway, Venture on Central, and Venture on Route 66 are currently in the renovation phase.[8]

About the Market

North Central Phoenix is one of the Valley's most dynamic areas, infused with charming elements of traditional local character and extensive and exciting development covering both major new facilities and detail-rich adaptive reuse.[9]

Phoenix is the 5th largest city in the United States by population, making it one of the most populous state capitals. Businesses looking to locate or expand to Phoenix will find a workforce demographic ripe for success.

With nearly 4.9 million people, Greater Phoenix is the 11th largest metropolitan area in the U.S., and its population is expected to double in the next two decades. A young and diverse market with nearly 500,000 students, the region is home to several major universities and colleges. Phoenix has significant

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[3] https://neighborhood.ventures/
[4] https://www.azleg.gov/Briefs/Senate/CROWDFUNDING,%20CAPITAL%20RAISING%20AND%20SECURITIES%202018.pdf
[5] https://neighborhood.ventures/venture-at-route-66
[6] https://smallchange.co/projects/Venture-on-Country-Club
[7] https://neighborhood.ventures/venture-on-broadway
[8] https://invest.neighborhood.ventures/explore
[9] https://www.abimultifamily.com/?a=70952E6A90613234&/phoenix-msa-multifamily-q1-2022

new development as well as more centralized urban redevelopment. As this urban area densifies, its unique vibe remains distinctive and vibrant.[10]

About the Developer

The Company is managed by Neighborhood Management, LLC, (the "Manager" or "Sponsor") an Arizona limited liability company. The Manager of Neighborhood Management, LLC is Neighborhood Ventures Inc ("Neighborhood Ventures").

The principals and executives of Neighborhood Ventures are John Kobierowski and Jamison Manwaring.

Jamison Manwaring is Co-founder, Managing Partner, and CEO of Neighborhood Ventures.[11] In 2020 he was selected as Phoenix Business Journal's 40 under 40. Before launching Neighborhood Ventures, he served as the Vice President of Investor Relations at LifeLock and assisted the company in its successful sale to Symantec in February of 2017.

Before working at LifeLock, Jamison was a technology analyst at Goldman Sachs where he participated in over a dozen software IPOs including Tableau, Alarm.com, and LifeLock. Jamison graduated from the University of Utah with a BS in Finance.

John Kobierowski is Co-founder, Managing Partner, and President of Real Estate at Neighborhood Ventures.[12] He also co-founded ABI Multifamily in September 2013. In 2020 he became a contributing member of the Forbes Real Estate Council. John has over 25 years of commercial real estate experience. He bought his first small apartment building while still in college.

Over the course of his career, he has personally closed over 1,400 multifamily transactions, developed over 800 condominium units, and owned over 1,000 apartment units, homes, and condos. Prior to founding ABI, he was a founding adviser of Hendricks & Partners (Berkadia).[13] John graduated from Arizona State University with a Bachelor of Science - Liberal Arts with a minor in Business and a concentration in Engineer and Architecture. In addition to being the co-founder to Neighborhood Ventures, and a local executive at ABI Multifamily, he owns The Grid Works co-working space in Uptown Phoenix.[14]

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[10] https://multifamily.fanniemae.com/media/8156/display
[11] https://www.linkedin.com/in/jamison-manwaring-a8188625/
[12] https://www.linkedin.com/in/johnkobierowski/
[13] https://www.abimultifamily.com/
[14] https://www.thegrid.works/







About the Change

SMALL CHANGE INDEX™

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable		Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing		Green features	
Fix your own transport	✓	Fresh food access	✓	Even more green	
Transit oriented development		Minimized site disturbance	✓	Reduced parking	✓

About the Reg CF Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Reg CF Offering") to raise money for the planned acquisition and renovation of a 30-unit residential apartment building at 3432 N. 12th Place, Phoenix, Arizona 85014.

We are trying to raise a maximum of $500,000 but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Target Amount"). If we have not raised at least the Target Amount by August 15, 2023, EST (the "Target Date"), we will terminate the Reg CF Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Reg CF Offering is $1,000. Investments above $1,000 may be made in $1,000 increments (e.g., $2,000 or $3,000 but not $1,136). An investor may cancel his or her commitment up until 11:59 pm on August 13, 2023, EST (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Reg CF Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

Concurrent Offerings

The Company is seeking to raise capital through three different offerings, all conducted at the same time:

1. This Reg CF Offering, with a maximum goal of $500,000.

2. An offering conducted under the Arizona intrastate crowdfunding laws, with a maximum goal of $2 million.

3. An offering conducted under SEC Rule 506(b) to Neighborhood Ventures Fund, LLC (the "Fund"), an affiliate, to make up any shortfalls in the first two offerings.

The money raised in all three offerings will be used for the same purposes.

About the Finances

Project acquisition and development costs are expected to total approximately $8.66 million. The Company expects to finance the Project through a bank loan of 70% - 80% of the Project cost with the remainder being financed through the three offerings described above.

Two scenarios for anticipated sources and uses for the Project are outlined in the table below, although more are possible.

Uses	70% bank loan	80% bank loan
Acquisition Costs	$6,650,000	$6,650,000
Renovation	$1,350,000	$1,350,000
Closing costs and reserves	$660,000	$660,000
Total project cost	**$8,660,000**	**$8,660.000**
Sources		
Bank loan	$6,062,000	$6,928,000
Arizona IntraState offering	$2,000,000	$1,500,000
Reg CF offering	$500,000	$225,000
Neighborhood Ventures Fund	$98,000	$7,000
Total	**$8,660,000**	**$8,660,000**

Purchase price is at market value compared to other properties that have sold recently nearby:

Address	Sales Price	Date Sold	Size in s.f.	Per .s.f
376 East Alvarado Road, Phoenix AZ 85004	$2,900,000	04/22	6,831	$424.54
1745-1809 East Cambridge Ave Phoenix AZ 85016	$3,600,000	04/22	10,800	$333.33
4128 North 10th Street, Phoenix AZ 85014	$2,660,000	04/22	7,200	$369.44
4312 North 21st St, Phoenix AZ 85016	$2,125,000	06/22	5,510	$385.66

Venture on 12th Place, 3432 N. 12th Place, Phoenix, Arizona 85014	$6,650,000	Pending	56,735	$232.66

For more detail review Exhibit I: Sales Comparables and Exhibit A: Operating Proforma.

Annual cash flow distributions to Investors averaging 6% are expected to start once the property is stabilized and cash flowing. The Company plans to either sell or refinance the Property after three years. Upon the liquidation or refinance of the Property the Company shall provide a true-up to Investors to bring returns up to 12%. If there are sufficient funds available, and only after all Investors have received their 12% preferred return and equity back, an additional 3% preferred return may be distributed to the Neighborhood Ventures Fund. For more detail, see "About the Return."

Investor Return

Under the Operating Agreement, all distributions will be made in the following order of priority, after all expenses, including debt service and fees:

(a) First, to the Investor Members until they have received a full return of their investment.

(b) Second, to the Investor Members until they have received a compounded annual return of 12% per year.

(c) Third, to the Fund until it has received an additional compounded annual return of 3% per year.

(d)   Fourth, to Neighborhood Management.

Annual cash flow distributions to Investors averaging 6% are expected to start once the property is stabilized and cash flowing. The Company plans to either sell or refinance the Property after three years. Upon the liquidation or refinance of the Property the Company shall provide a true-up to Investors to bring returns up to 12%. If there are sufficient funds available, and only after all Investors have received their 12% preferred return and equity back, an additional 3% preferred return may be distributed to the Neighborhood Ventures Fund.

The following is an example of the return the Company expects to distribute on a $5,000 investment:

Year	Amount returned
Year 1	$225
Year 2	$300
Year 3	$6,381
Total Return	**$6,906**

COVID19 Disclosure

Phoenix is one of the few metros to have recovered all the jobs lost during the pandemic as of the end of 2021[15]. Longer-term, Phoenix is likely to remain one of the strongest economies in the country due to a warm climate and relatively low business and living costs. This and the vast amount of available land should continue to attract both employers and new residents long term.

Business and living costs are lower than those of other major metro areas on the West Coast, which should attract businesses and residents to the area in the long term. Through the first half of 2021, just under 50,000 net new residents relocated to Phoenix, up from just under 45,000 in the first half of 2020. Many come for jobs in the well-paying high-tech sector in Phoenix, dubbed the Silicon Desert. It now accounts for about 5.9% of employment, +0.6% above the national average. The metro's economy has transitioned over the past 20 years and is now a hub for the expansion and relocation of banks, insurance companies, and business services firms which include higher-paying jobs. It is now a financial center with about 9.6% of jobs in this sector compared to 6.1% nationally, and 16.9% of jobs are in the well-paying professional services sector compared to about 14.2% nationally. As a bonus, these jobs can also be done remotely.

Phoenix has a favorable demographic profile for apartments, with Millennials making up about 21% of the population. This cohort is expected to grow faster than the national average over the next 5 years. This is aided in large part by enrollment at Arizona State University, which helps keep Phoenix young. Nevertheless, the apartment market may yet see some volatility over the next couple of quarters as new COVID variants emerge, and new supply adds pressure to the market.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been

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[15]https://multifamily.fanniemae.com/news-insights/multifamily-wire/fannie-mae-multifamily-reports-q1-2022-financial-results

recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Reg CF Target Amount	$100,000
Reg CF Offering Deadline	August 15, 2023

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Reg CF Offering Amount as of the Reg CF Offering Deadline, no securities will be sold in the Reg CF Offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Reg CF Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Reg CF Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this Reg CF Offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Reg CF Offering Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Reg CF Offering (it may not exceed $5,000,000)?	$500,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Reg CF Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Reg CF Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Acquisition of property	$100,000
TOTAL	**$100,000**

If we raise the maximum goal of $500,000:

Use of Money	How Much (approximately)
Acquisition of property	$500,000
TOTAL	**$500,000**

§227.201(j) – The Investment Process

To Invest

● Review this Form C and the business plan, and the Campaign Page;

- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Reg CF Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on Small Change.[16] See also the Investment Agreement attached, Exhibit C: Reg CF Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Reg CF Offering Deadline.

Small Change will notify Investors when and if the Target Reg CF Offering Amount has been raised.

If the Company reaches the Target Reg CF Offering Amount before the Reg CF Offering Deadline, it may close the offering early if it provides notice about the new Reg CF Offering Deadline at least five business days before such new Reg CF Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Reg CF Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Reg CF Offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Reg CF Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1,000.00 per Investor Share.

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[16] https://learn.smallchange.co/educational-materials-title-iii-offerings/

We arrived at the price of Investor Shares as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our Operating Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase Investor Shares, you will become an owner of the Company, which is an Arizona limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated August 15, 2022 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "Operating Agreement." A copy of the Operating Agreement is attached as Exhibit D: Operating Agreement.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the Operating Agreement, the source of the distribution is immaterial. Instead, all distributions will be made as described above.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Your Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Operating Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has no class of securities other than Investor Shares.

Dilution of Rights

Under the Operating Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Jamison Manwaring and John Kobierowski own a majority of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Manwaring and Mr. Kobierowski effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

● The risk that the person running the Company will do a bad job.
● The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
● The risk that your interests and the interests of the person running the Company aren't really aligned.
● The risk that you'll be "stuck" in the Company forever.
● The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Arixa Capital	$6,175,000	7.5%	08/01/2024	

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the

table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

As previously discussed in "About the Reg CF Offering," the Company is seeking to raise capital through three different offerings, all conducted at the same time:

4. This Reg CF Offering, with a maximum goal of $500,000.

5. An offering conducted under the Arizona intrastate crowdfunding laws, with a maximum goal of $2 million.

6. An offering conducted under SEC Rule 506(b) to Neighborhood Ventures Fund, LLC (the "Fund"), an affiliate, to make up any shortfalls in the first two offerings.

The money raised in all three offerings will be used for the same purposes as described in this Form C.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Reg CF Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Reg CF Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling,

mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or

o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Acquisition Fee	Acquisition of Property	Manager or Affiliate	Affiliate	The greater of (i) 6% of the capital raised in the Arizona intrastate offering or (ii) $50,000; PLUS 6% of the capital invested by the Fund
Investor Relations & Technology Fee	Disposition of property	Manager or Affiliate	Affiliate	The greater of (i) 3% of the capital raised in the Arizona intrastate offering or (ii) $25,000

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Arizona Limited Liability Company Act on June 14, 2022. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the Project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) and additional equity to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit G: Financial Statement*s*

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit H: Background Checks*.*

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Reg CF Offering

As described above under §227.201(g) – Target Reg CF Offering Amount and Reg CF Offering Deadline, the 'target amount' for this Reg CF Offering is $100,000. You can track our progress in raising money on the offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.neighborhood.ventures, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors
This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is no additional important information to share.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Reg CF offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before yourReg CF Offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its Reg CF Offering (i.e., to "test the waters") before the offering became effective.

The Company did not solicit indications of interest before this Reg CF Offering was registered with the SEC and listed on the Funding Portal.

EXHIBIT A: OPERATING PROFORMA

Year 1

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
INCOME	$ 21,961	$ 21,961	$ 21,961	$ 21,961	$ 21,961	$ 21,961	$ 21,961	$ 21,961	$ 21,961	$ 21,961	$ 21,961	$ 21,961
OPERATING EXPENSES												
Management Fees	$ 1,318	$ 1,318	$ 1,318	$ 1,318	$ 1,318	$ 1,318	$ 1,318	$ 1,318	$ 1,318	$ 1,318	$ 1,318	$ 1,318
Marketing	$ 438	$ 438	$ 438	$ 438	$ 438	$ 438	$ 438	$ 438	$ 438	$ 438	$ 438	$ 438
Contract Services	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250
Repairs and Maintenance	$ 811	$ 811	$ 811	$ 811	$ 811	$ 811	$ 811	$ 811	$ 811	$ 811	$ 811	$ 811
Turnover	$ 375	$ 375	$ 375	$ 375	$ 375	$ 375	$ 375	$ 375	$ 375	$ 375	$ 375	$ 375
Utilities	$ 1,938	$ 1,938	$ 1,938	$ 1,938	$ 1,938	$ 1,938	$ 1,938	$ 1,938	$ 1,938	$ 1,938	$ 1,938	$ 1,938
Insurance	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700
Real Estate Taxes	$ 1,084	$ 1,084	$ 1,084	$ 1,084	$ 1,084	$ 1,084	$ 1,084	$ 1,084	$ 1,084	$ 1,084	$ 1,084	$ 1,084
Replacement Services	$ 625	$ 625	$ 625	$ 625	$ 625	$ 625	$ 625	$ 625	$ 625	$ 625	$ 625	$ 625
TOTAL OPERATING EXPENSES	$ 7,538	$ 7,538	$ 7,538	$ 7,538	$ 7,538	$ 7,538	$ 7,538	$ 7,538	$ 7,538	$ 7,538	$ 7,538	$ 7,538
NET OPERATING INCOME	$ 14,423	$ 14,423	$ 14,423	$ 14,423	$ 14,423	$ 14,423	$ 14,423	$ 14,423	$ 14,423	$ 14,423	$ 14,423	$ 14,423

Year 2

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
INCOME	$ 52,312	$ 52,312	$ 52,312	$ 52,312	$ 52,312	$ 52,312	$ 52,312	$ 52,312	$ 52,312	$ 52,312	$ 52,312	$ 52,312
OPERATING EXPENSES												
Management Fees	$ 3,139	$ 3,139	$ 3,139	$ 3,139	$ 3,139	$ 3,139	$ 3,139	$ 3,139	$ 3,139	$ 3,139	$ 3,139	$ 3,139
Marketing	$ 448	$ 448	$ 448	$ 448	$ 448	$ 448	$ 448	$ 448	$ 448	$ 448	$ 448	$ 448
Contract Services	$ 256	$ 256	$ 256	$ 256	$ 256	$ 256	$ 256	$ 256	$ 256	$ 256	$ 256	$ 256
Repairs and Maintenance	$ 816	$ 816	$ 816	$ 816	$ 816	$ 816	$ 816	$ 816	$ 816	$ 816	$ 816	$ 816
Turnover	$ 384	$ 384	$ 384	$ 384	$ 384	$ 384	$ 384	$ 384	$ 384	$ 384	$ 384	$ 384
Utilities	$ 1,948	$ 1,948	$ 1,948	$ 1,948	$ 1,948	$ 1,948	$ 1,948	$ 1,948	$ 1,948	$ 1,948	$ 1,948	$ 1,948
Insurance	$ 718	$ 718	$ 718	$ 718	$ 718	$ 718	$ 718	$ 718	$ 718	$ 718	$ 718	$ 718
Real Estate Taxes	$ 1,138	$ 1,138	$ 1,138	$ 1,138	$ 1,138	$ 1,138	$ 1,138	$ 1,138	$ 1,138	$ 1,138	$ 1,138	$ 1,138
Replacement Services	$ 641	$ 641	$ 641	$ 641	$ 641	$ 641	$ 641	$ 641	$ 641	$ 641	$ 641	$ 641
TOTAL OPERATING EXPENSES	$ 9,487	$ 9,487	$ 9,487	$ 9,487	$ 9,487	$ 9,487	$ 9,487	$ 9,487	$ 9,487	$ 9,487	$ 9,487	$ 9,487
NET OPERATING INCOME	$ 42,825	$ 42,825	$ 42,825	$ 42,825	$ 42,825	$ 42,825	$ 42,825	$ 42,825	$ 42,825	$ 42,825	$ 42,825	$ 42,825

Year 3

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
INCOME	$ 54,112	$ 54,112	$ 54,112	$ 54,112	$ 54,112	$ 54,112	$ 54,112	$ 54,112	$ 54,112	$ 54,112	$ 54,112	$ 54,112
OPERATING EXPENSES												
Management Fees	$ 3,247	$ 3,247	$ 3,247	$ 3,247	$ 3,247	$ 3,247	$ 3,247	$ 3,247	$ 3,247	$ 3,247	$ 3,247	$ 3,247
Marketing	$ 460	$ 460	$ 460	$ 460	$ 460	$ 460	$ 460	$ 460	$ 460	$ 460	$ 460	$ 460
Contract Services	$ 263	$ 263	$ 263	$ 263	$ 263	$ 263	$ 263	$ 263	$ 263	$ 263	$ 263	$ 263
Repairs and Maintenance	$ 836	$ 836	$ 836	$ 836	$ 836	$ 836	$ 836	$ 836	$ 836	$ 836	$ 836	$ 836
Turnover	$ 394	$ 394	$ 394	$ 394	$ 394	$ 394	$ 394	$ 394	$ 394	$ 394	$ 394	$ 394
Utilities	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996
Insurance	$ 735	$ 735	$ 735	$ 735	$ 735	$ 735	$ 735	$ 735	$ 735	$ 735	$ 735	$ 735
Real Estate Taxes	$ 1,183	$ 1,183	$ 1,183	$ 1,183	$ 1,183	$ 1,183	$ 1,183	$ 1,183	$ 1,183	$ 1,183	$ 1,183	$ 1,183
Replacement Services	$ 657	$ 657	$ 657	$ 657	$ 657	$ 657	$ 657	$ 657	$ 657	$ 657	$ 657	$ 657
TOTAL OPERATING EXPENSES	$ 9,771	$ 9,771	$ 9,771	$ 9,771	$ 9,771	$ 9,771	$ 9,771	$ 9,771	$ 9,771	$ 9,771	$ 9,771	$ 9,771
NET OPERATING INCOME	$ 44,342	$ 44,342	$ 44,342	$ 44,342	$ 44,342	$ 44,342	$ 44,342	$ 44,342	$ 44,342	$ 44,342	$ 44,342	$ 44,342

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money. When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Investor Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks from COVID-19. As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression, and possibly in history. Although the U.S. economy is recovering quickly, the recovery is not uniform across all industries, places, and demographic groups. Although we believe our project will be successful, the truth is that nobody knows from sure how the pandemic will affect the residential rental market over the long term.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. The property is currently operated as a hotel. After buying the property, we intend to undertake renovations and convert the units to rentals. There is no guaranty that we will receive the zoning approvals required to make this change. In addition, like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

New Use. The property has been operated as a hotel for many years, and we will need to engage in extensive marketing to let local residents know that the use has changed and apartments are available.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Value Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company intends to renovate the Project. Construction can be time-consuming and is fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Incomplete Due Diligence: The Company has performed significant "due diligence" on the property, meaning it will has sought out and reviewed information about the property. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Company has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Company cannot verify all the information it receives independently. It is also possible that the Company has reached inaccurate conclusions about the information it reviewed.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Jamison Manwaring will manage all aspects of the Company and its business. Furthermore, if Jamison Manwaring or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

No Market for the Investor Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Investor Shares:

- There will be no public market for your Investor Shares, meaning you could have a hard time finding a buyer.

- Under the Operating Agreement, the Investor Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

- The Manager has the right to impose conditions on the sale of Investor Shares, and these conditions might not be acceptable to you.

- If you want to sell your Investor Shares, the Manager has a first right of refusal to buy them.

- By law, you may not sell your Investor Shares unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your Investor Shares until the Company is dissolved.

We Might Need More Capital. The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. This Offering does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although we believe you have all the information you need to make an informed decision, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure

against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Company's project, directly or indirectly.

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the property would be sold so you can realize a profit from your investment, while management might want to continue operating the property.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represent you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Future Investors Might Have Superior Rights. If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company will not be Subject to the Corporate Governance Requirements of the National Securities Exchange. Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

The Investment Agreement Limits Your Rights. The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Shares. In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Phoenix, Arizona, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The Operating Agreement Limits Investor Rights. The Operating Agreement limits your rights in some important respects. For example:

- The Operating Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the Operating Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The Operating Agreement limits your right to obtain information about the Company and to inspect its books and records.

- Disputes under the Operating Agreement will be governed by Arizona law and handled in Arizona courts.

- The Operating Agreement restricts your right to sell or otherwise transfer your Investor Shares.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2022 (2023), by and between Venture on 12th Place LLC an Arizona limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through SmallChange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of LLC Interest.**

    1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

    1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

    We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

    You will not receive a paper certificate representing your LLC Interest.

4. **Your Promises.**

    You promise that:

    4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2.   **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

4.3.   **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.4.   **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.5.   **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6.   **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

4.7.   **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

4.8.   **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9.   **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

4.13. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

4.16. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

6. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

7. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. **Governing Law.**

Your relationship with us shall be governed by the Arizona law, without taking into account principles of conflicts of law.

9. **Arbitration.**

9.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Arizona unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. **Notices.**

All notices between us will be electronic. You will contact us by email at jamison@neighborhood.ventures. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. **Miscellaneous Provisions.**

    14.1. **No Transfer.** You may not transfer your rights or obligations.

    14.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

    14.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

    14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

    14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: VENTURE ON 12TH PLACE, LLC.

BY: NEIGHBORHOOD MANAGEMENT, LLC

By: _____

　　Jamison Manwaring, Manager

EXHIBIT D: OPERATING AGREEMENT
VENTURE ON 12TH PLACE, LLC

This is an Agreement, entered into effective on August 15, 2022, by and among Venture on 12th Place, LLC, an Arizona limited liability company (the "Company"), Neighborhood Management, LLC, an Arizona limited liability company ("Neighborhood Management"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager, which may include Neighborhood Management and its affiliates. Neighborhood Management and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "operating agreement" of the Company within the meaning of A.R.S. § 29-3102(17).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.**Continuation of Limited Liability Company**. The Members agree to continue the Company in accordance with and pursuant to the Arizona Limited Liability Company Act (the "Act") for the purposes set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with A.R.S. §29-3105(A)(3), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.**Name**. The name of the Company shall be "Venture on 12th Place LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.**Purpose**. The purpose of the Company shall be to acquire, own, operate, and eventually sell the property located at 3432 N. 12th Place, Phoenix, Arizona 85014 (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.**Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.**Initial Contributions**. Neighborhood Management shall not be required to contribute any capital to the Company, but may contribute capital as an Investor Member. Each of the other Investor Members has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The capital contributions of the Investor Members are referred to as "Capital Contributions."

2.2.**Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.**Loans**.

2.3.1. **In General**. Neighborhood Management or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) eight percent (8%) per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.**Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Investor Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his or its capital.

2.5.**No Third Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.**Shares**. The limited liability company interests of the Company shall consist of Three Thousand One Hundred (3,100) "Shares," of which Two Thousand and Six Hundred (2,600) shall be designated as "Investor Shares" and Five Hundred (500) as "Common Shares." The Common Shares shall be, and are, owned by Neighborhood Management, while the Investor Shares shall be owned by the Investor Members (which may include Neighborhood Management and its affiliates) in proportion to their Capital Contributions.

3.2.**Termination of Interest**. Upon the first date (if any) that an Investor Member has achieved the Target IRR (as defined in Article Four) (i) the Investor Shares owned by such Investor Member shall be deemed to have been returned to the Company, and (ii) such Investor Member shall no longer be treated as an Investor Member.

3.3.**Other Classes**. The Manager may create classes of limited liability company interest other than Shares, with such rights and preferences as the Manager may determine in its sole discretion.

3.4.**Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member, and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.**Distributions**.

4.1.1.   **In General**. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

(a) First, the Available Cash shall be distributed to the Investor Members until each Investor Member has achieved the Target IRR.

(b) Second, the balance of the Available Cash, if any, shall be distributed to Neighborhood Management.

4.1.2. **Distributions Among Contributing Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective ownership of Investor Shares.

4.1.3. **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a) "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b) "Investor IRR" means the IRR of a Investor Member as of the date of any distribution, taking into account such Investor Member's Capital Contribution and all distributions made to such Investor Member, and assuming the value of such Investor Member's Investor Shares is zero ($0).

(c) "IRR" means internal rate of return, calculated using the XIRR function of Microsoft Excel.

(d) "Target IRR" means an Investor IRR of twelve percent (12%).

4.1.4. **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6. **Assets Distributed In Kind**. If the Company distributes non-cash assets to the Members,

including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.8. **Other Rules Governing Distributions**. No distribution prohibited by A.R.S. §29-3405 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by A.R.S. §29-3405 shall be liable as provided in A.R.S. §29-3406.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, at the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each

such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Neighborhood Management acting as the "manager" of the Company within the meaning of A.R.S. §29-3102(12). In that capacity, Neighborhood Management is referred to in this Agreement as the "Manager."

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Project; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Project, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company; and (xiii) dissolve the Company.

5.2. **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation

shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3.**Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4.**Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Investor Shares.

5.5.**Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6.**Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7.**Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8.**Compensation of Manager and its Affiliates**. The Manager and its affiliates shall be entitled to the following compensation from the Company:

5.8.1. **Acquisition Fee**. An acquisition fee, payable upon the acquisition of the Project, equal to the sum of:

(a) The greater of (i) six percent (6%) of the aggregate Capital Contributions of Investor Members who acquired their Investor Shares pursuant to A.R.S. §44-1844(A)(22), or (ii) Fifty Thousand Dollars ($50,000); plus

(b) Six percent (6%) of the Capital Contribution of Neighborhood Ventures Fund,

5.8.2. **Investor Relations and Technology Fee.** An investor relations and technology fee, payable upon the disposition of the Project, equal to the greater of (i) three percent (3%) of the aggregate Capital Contributions of Investor Members who acquired their Investor Shares pursuant to A.R.S. §44-1844(A)(22), or (ii) Twenty Five Thousand Dollars ($25,000).

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.**Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.**Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to

afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

(g) **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.4. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.**Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Class A Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices

used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that A Class A Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1.**Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.**Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.**Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4.**Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Investor Shares in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5.**Right of Inspection**.

7.5.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.**Tax Matters**.

7.6.1. **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.6.2. **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the

Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3. **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.6.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Voluntary Transfers**.

8.1.1. **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his, her, or its Investor Shares without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his, her, or its Investor Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2. **First Right of Refusal**.

(a) **In General**. In the event an Investor Member (the "<u>Selling Member</u>") receives an offer from a third party to acquire all or a portion of his, her, or its Investor Shares (the "<u>Transfer Interest</u>"), then he, she, or it shall notify the Manager, specifying the Investor Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager (or a person designated by the Manager) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Manager elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Manager elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3)   If the Manager elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3. **Conditions of Transfer**. A transfer of Investor Shares shall be effective only if:

(a) The transferor has notified the Manager of the proposed transfer at least thirty (30) business days in advance, describing the terms and conditions of the proposed transfer and any other information reasonably requested by the Manager;

(b) The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(c) A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(d) All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(e) The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.4. **Admission of Transferee**. Any permitted transferee of Investor Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a) A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

provided, *however*, that in the case of a transfer pursuant to section 8.1.5(a), (i) the transferred Investor Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Investor Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6. **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the

issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Investor Shares, nor give the Member (or his heirs, assigns, or representatives) the right to sell such Investor Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Investor Shares.

8.4. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have under the Act or otherwise, as well as any "dissenter's rights."

8.5. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Investor Shares of the Company, then, upon notice of the sale or other disposition, each Member, or each Investor Member, shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member, or Investor Member, shall represent that he, she, or it owns his, her, or its Investor Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member, or Investor Member, shall grant to the Manager a power of attorney to act on behalf of such Member, Investor Member, in connection with such sale or other disposition; and (iv) each Member, or Investor Member, shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation

of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6. **Mandatory Redemptions**.

8.6.1. **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Investor Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.6.2. **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Investor Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3. **Purchase Price and Payment**. In the case of any purchase of Investor Shares described in this section 8.6 (i) the purchase price of the Investor Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Investor Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.7. **Section 1031 Exchange**. The Manager may exchange the Property for other property in a transaction described in Code section 1031, but only if, in connection with such transaction, each Investor Member is given the option to sell all (but not less than all) his, her, or its Investor Shares back to the Company for an amount equal to the amount such Investor Member would receive if all the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company.

8.8. **Fair Market Value of Assets**.

8.8.1. **In General**. For purposes of section 8.5, section 8.6.3, and section 8.7, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Investor

Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty-five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.8.2. **Special Rules**.

(a) **Designation of Representative**. If the Investor Shares of more than one Investor Member are being purchased, then all such Members shall select a single representative, voting on the basis of the Investor Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.8.3. **Cost of Appraisals**. The Company on one hand and the Investor Member(s) whose Investor Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.8.1. If a third appraiser is required, the parties shall share the cost equally.

8.9. **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers Investor Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to

wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of

the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Investor Shares except that, where the assignee of the Investor Shares owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Investor Member.

11. **ARTICLE ELEVEN: MISCELLANEOUS**

11.1. **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1. The correction of typographical errors;

11.1.2. A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3. The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.4. An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.5. An amendment that adds to its own obligations or responsibilities;

11.1.6. A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.7. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.8. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.9. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.10. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.11. An amendment that conforms to any disclosure document provided by the Company to prospective investors;

11.1.12. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

11.1.13. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Investor Members.

11.2.   **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Investor Members, other than amendments described in section 11.4, shall require the consent of the Manager and Investor Members holding a majority of the Investor Shares.

11.3.   **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Investor Members without the consent of any other Investor Member, provided that any such increase does not decrease the distributions to any other Investor Members. Any such amendment may be affected by a letter agreement between the Manager and the affected Investor Member(s).

11.4.   **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would require any Investor Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Investor Member.

11.5.   **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Investor Members, the Manager shall notify each affected Investor Member, specifying the proposed amendment and the reason(s) why the Manager believes the amendment is in the best interest of the Company. At the written request of Investor Members holding at least Twenty Percent (20%) of the Investor Shares, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If the Manager proposes an amendment that is not approved by the Investor Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12.   **ARTICLE TWELVE: MISCELLANEOUS**

12.1.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3.   **Governing Law**. This Agreement shall be governed by the internal laws of Arizona without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Arizona courts or the Federal courts located in or most geographically convenient to Phoenix, Arizona, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Arizona law.

12.4.   **Waiver of Jury Trial**.   EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

12.11. **Legal Representation**. The Company and the Manager have been represented by Lex Nova Law LLC in connection with the preparation of this Agreement. Each Investor Member (i) represents that such Investor Member has not been represented by Lex Nova Law LLC in connection with the preparation of this Agreement, (ii) agrees that Lex Nova Law LLC may represent the Company and/or the Manager in the event of a dispute involving such Investor Member, and (iii) acknowledges that such Investor Member has been advised to seek separate counsel in connection with this Agreement.

12.12. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.13. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


VENTURE ON 12TH PLACE, LLC


By: Neighborhood Management, LLC, As Manager

By   /s/ John Kobierowski

John Kobierowski, Manager


NEIGHBORHOOD MANAGEMENT, LLC


By   /s/ John Kobierowski

John Kobierowski, Manager

EXHIBIT E: SUMMARY OF THE OPERATING AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Operating Agreement dated August 15, 2022 (the "Operating Agreement"). This summary is qualified in its entirety by the actual Operating Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Arizona pursuant to the Arizona Limited liability company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and the amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If an Investor wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If an Investor should die or become incapacitated, his, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The Operating Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the Operating Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT F: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or

its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Shares

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor's transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT G: FINANCIAL STATEMENTS

VENTURE ON 12TH PLACE, LLC

FINACIAL STATEMENTS

JUNE 14, 2022

TOGETHER WITH
INDEPENDENT AUDITORS'S REPORT

VENTURE ON 12TH PLACE, LLC

TABLE OF CONTENTS

Page



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Member of
Venture on 12th Place, LLC

Opinion

We have audited the accompanying financial statements of Venture on 12th Place (collectively the "Company"), which comprise the balance sheet as of June 14, 2022, and the related statements of operations, member's equity, and cash flows on June 14, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 14, 2022, and the results of its operations and its cash flows on June 14, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses, has negative cash flows from operations, requires capital to operate, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

INDEPENDENT AUDITORS'S REPORT (Continued)

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error,
  and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
August 4, 2022

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

VENTURE ON 12TH PLACE, LLC
BALANCE SHEET
June 14, 2022

Assets

Current assets -		
Cash	$	-
Total assets	$	-

Liabilities and Member's Equity

Current liabilities -		
Accounts payable	$	-
Total liabilities		-
Commitments and contingencies (Note 3)		-
Member's equity -		-
Total member's equity		-
Total liabilities and member's equity	$	-

See accompanying notes to the financial statements

VENTURE ON 12TH PLACE, LLC
STATEMENT OF OPERATIONS
JUNE 14, 2022

Revenues	$	-
Operating Expenses -		
General and administrative		-
Total operating expenses		-
Net loss	$	-

See accompanying notes to the financial statements

VENTURE ON 12TH PLACE, LLC
STATEMENT OF MEMBER'S EQUITY
June 14, 2022

	Member's Equity
Balance at June 14, 2022 (Inception)	$ -
Net loss	-
Balance at June 14, 2022	$ -

VENTURE ON 12TH PLACE, LLC
STATEMENT OF CASH FLOWS
June 14, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	-
Changes in operating assets and liabilities -		
Accounts payable		-
Net cash used in operating activities		-
Change in cash and cash equivalents -		-
Cash and cash equivalents, on June 14, 2022	$	-
Supplemental disclosures of cash flow information -		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

VENTURE ON 12TH PLACE, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Venture on 12th Place LLC (the "Company") is a limited liability company formed on June 14, 2022 ("Inception") in the State of Arizona. The Company was organized to purchase and renovate multi-family residential property. The Company is managed by Neighborhood Management, LLC, (the "Manager"), an Arizona limited liability company. The Manager of Neighborhood Management, LLC is Neighborhood Ventures Inc.

Going Concern and Management's Plans

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of June 14, 2022. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next 12 months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our market, negative press, or further restrictions and mandates related to the coronavirus (COVID-19). These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally

accepted in the United States of America ("U.S. GAAP"). The Company's year-end is December 31.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP will require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 14, 2022, the Company has no cash and cash equivalents.

Fair Value of Financial Instrument

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 14, 2022. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company will recognize revenue when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company will apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No revenue has been generated to date. The primary revenues of the Company will be from rentals of residential units.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, provision for income tax is not recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates ("ASU") to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company's accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 4: MEMBER'S EQUITY

<u>General</u>

The Company is 100% owned by its Manager, Neighborhood Management LLC, as of June 14, 2022. No capital has been contributed to the Company as of June 14, 2022.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

<u>Allocation of Profits and Losses to Members</u>

The Company shall seek to allocate its income, gains, losses, deductions, and expenses in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

NOTE 5: RELATED PARTY TRANSACTIONS

On March 24, 2022, the Manager entered into an agreement on behalf of Venture on 12ᵗʰ Place LLC to purchase the 30-unit property located at 3432 N 12ᵗʰ Place, Phoenix AZ 85014 for the amount of $6,650,000. The Manager has made a $200,000 earnest money deposit payment on the Company's behalf related to property being acquired and is expected to be reimbursed at the time of purchase by the Company. The Manager is under contract to acquire the targeted property and is expected to complete the acquisition in August 2022.

In accordance with the Company's Operating Agreement the Manager or its affiliates will receive the following fees from the Company:
- Acquisition Fee – At the acquisition of the property the Manager is entitled to the greater of (i) 6% of the capital raised in the Arizona intrastate offering or (ii) $50,000; PLUS 6% of the capital invested by the Fund.
- Investor Relations & Technology Fee – At the disposition of the property the Manager is entitled to the greater of (i) 3% of the capital raised in the Arizona intrastate offering or (ii) $25,000.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through August 4, 2022, the date the financial statements were available to be issued and determined there are no other material events requiring disclosure or adjustment to the financial statement.

EXHIBIT H: BACKGROUND CHECKS




1. Name of business: Venture on 12th Place, LLC
2. FEIN: 88-2791169
3. Date: August 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Venture on 12th Place, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: Jamison Manwaring
2. Date: August 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Jamison Manwaring is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



1. Name of covered person: John Kobierowski
2. Date: August 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that John Kobierowski is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

 

1. Name of business: Neighborhood Management, LLC
2. FEIN: 83-1038577
3. Date: August 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Neighborhood Management, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of business: Neighborhood Ventures, Inc
2. FEIN: 83-1038577
3. Date: August 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Neighborhood Ventures, Inc is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

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EXHIBIT I: SALES COMPARABLES

Market Comparable Report

Property	Unit Mix	Status	Price	Price/Unit	Price/SF
S) **2633 - 2641 East Glenrosa Avenue** Phoenix, AZ 85016 	1 1/1 2 2/1 2 3/2	**Closed 5/22** 5 Units 4,350 SF Built in 1964	$1,800,000	$360,000	$413.79
1) **Alvarado Place Apartments** 376 East Alvarado Road Phoenix, AZ 85004 Electric: Individual Property Water: Master A/C: Individual Heat: Individual Hot Water: Individual 	5 1/1 5 2/1	**Closed 4/22** 10 Units 6,831 SF Built in 1958	$2,900,000	$290,000	$424.54
2) **Biltmore 7** 4312 North 21st Street Phoenix, AZ 85016 Electric: Individual Property Water: Individual A/C: Individual Heat: Individual 	1 0/1 4 1/1 1 2/1 1 3/1	**Closed 6/22** 7 Units 5,510 SF Built in 1951	$2,125,000	$303,571	$385.66
3) **Cambridge Gardens** 1745 - 1809 East Cambridge Avenue Phoenix, AZ 85016 	12 2/1	**Closed 4/22** 12 Units 10,800 SF Built in 1964 (12 units)	$3,600,000	$300,000	$333.33
4) **Central Park Villas** 4128 North 10th Street Phoenix, AZ 85014 Electric: Individual Property Water: Master A/C: Master Heat: Master 	6 1/1 3 2/1 1 3/2	**Closed 4/22** 10 Units 7,200 SF Built in 1966	$2,660,000	$266,000	

Market Comparable Report

Property		Unit Mix	Status	Price	Price/Unit	Price/SF
5)	 **Coronado Court** 743 East Coronado Road Phoenix, AZ 85006 Electric: Individual Property Water: Master A/C: Individual Heat: Individual Hot Water: Individual	2 0/1 4 1/1 6 2/1	**Closed 12/21** 12 Units 9,360 SF Built in 1951	$3,200,000	$266,667	$341.88
6)	 **Dwell on Osborn** 834 West Osborn Road Phoenix, AZ 85013	1 1/1 3 2/1	**Closed 3/22** 4 Units 3,700 SF Built in 1954	$1,375,000	$343,750	$371.62
7)	 **Lin Lor** 4320 North 27th Street Phoenix, AZ 85016 Electric: Master Property Water: Master A/C: Central Heat: Central Hot Water: Central	4 1/1 12 2/1	**Closed 2/22** 16 Units 14,472 SF Built in 1962	$5,800,000	$362,500	$400.77
8)	 **Mariposa Manor** 307 - 309 West Mariposa Street Phoenix, AZ 85013 Electric: Master Property Water: Master A/C: Individual Heat: Individual Hot Water: Individual	1 0/1 4 1/1 2 2/1 6 2/2 1 3/2	**Closed 4/22** 14 Units 12,480 SF Built in 1944, 1960-1968	$4,100,000	$292,857	$335.85
9)	 **Midtown @ 12th Place** 3427 North 12th Place Phoenix, AZ 85014 Electric: Individual Property Water: Master A/C: Individual Heat: Individual Hot Water: Individual	7 1/1 1 2/1	**Closed 5/22** 8 Units 4,672 SF Built in 1964	$1,850,000	$231,250	

Market Comparable Report

ABI Multifamily — Apartment Brokerage & Advisory Firm

Property	Unit Mix	Status	Price	Price/Unit	Price/SF
10)  **Palmetto Cottages on 12th** 4248 North 12th Street Phoenix, AZ 85014 Electric: Individual Property Water: Master A/C: Individual Heat: Individual Hot Water: Individual	1 0/1 8 1/1 2 2/1	**Closed 5/22** 11 Units 7,500 SF Built in 1947	$2,805,000	$255,000	$374.00
11)  **Bloom 24** 2323 East Flower Street Phoenix, AZ 85016 Electric: Master Property Water: Master A/C: Master Heat: Master Hot Water: Master	56 1/1 58 2/2	**Closed 1/22** 114 Units 103,000 SF Built in 1973	$34,200,000	$300,000	$332.04
12)  **The Quad** 4219 - 4223 North 26th Street Phoenix, AZ 85016	2 1/1 6 2/1	**Closed 2/22** 8 Units 6,900 SF Built in 1961	$2,560,000	$320,000	$371.01
13)  **The Skylar** 301 West Pasadena Avenue Phoenix, AZ 85013	10 1/1 1 2/1 8 2/2 1 3/2	**Closed 1/22** 20 Units 21,100 SF Built in 1960	$5,700,000	$285,000	$270.14
Averages:		19 Units 27,119 SF **Built in 1958**	$5,605,769	$296,240	$341.29
Subject:		5 Units 4,350 SF **Built in 1964**	$1,800,000	$360,000	$413.79


S 2633 - 2641 East Glenrosa Avenue
1 Alvarado Place Apartments
2 Biltmore 7
3 Cambridge Gardens
4 Central Park Villas
5 Coronado Court
6 Dwell on Osborn
7 Lin Lor
8 Mariposa Manor
9 Midtown @ 12th Place
10 Palmetto Cottages on 12th
11 Bloom 24
12 The Quad
13 The Skylar
W Colter St
W Camelback Rd
W Highland Ave
W Turney Ave
N 15th Ave
N 11th Ave
N 19th Ave
N Central Ave
N 8th Pl
N 3rd St
N 7th St
N 8th St
N 10th St
N 11th St
N 12th St
N 13th St
N 14th St
N 15th St
N 18th St
N 19th St
N 20th St
N 22nd St
N 23rd St
N 24th St
N 28th Pl
N 29th Pl
E Camelback Rd
E Campbell Ave
E Glenrosa Ave
E Indian School Rd
E Clarendon Ave
E Osborn Rd
E Flower St
E Earll Dr
E Pinchot Ave
E Virginia Ave
E Oak St
E Almeria Rd
E Palm L
Biltmore Villas
Squaw Peak Terrace
Phoenix Indian Medical Center
Bronze Boot
Phoenix Children's Hospital
Heard Museum
Camelback Trailer Ranch
Palms
51
© Mapbox © OpenStreetMap

Exhibit J: Rental Comparables

Rent Comparable Report

ABI Multifamily®
Apartment Brokerage & Advisory Firm

Property	Mix

S)



Villa D'Oro Apartments
6540 North Central Avenue
Phoenix, AZ 85012

Units: 16
Year Built: 1959
Occupancy: 100%

Electric: Individual

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
16	2/2	996	$923	15,936	$0.93	
16		Avg:**996**	Avg:**$923**	**15,936**	Avg:**$0.93**	**Post Reno Proforma**
W/D: Two Laundry facilities available on-site; Occupancy: 100%						

1)



Madison on The Rails
2014 West Berridge Lane
Phoenix, AZ 85015

Units: 18
Year Built: 1961
Occupancy: 89%

Electric: Individual
Property Water: Master
A/C: Individual
Heat: Individual
Hot Water: Individual

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
4	1/1	600	$1,250	2,400	$2.08	Premium Renovation
6	2/1	750-800	$1,500	4,650	$1.94	Premium Renovation
8	3/2	1,000	$1,650	8,000	$1.65	Premium Renovation
18		Avg:**836**	Avg:**$1,511**	**15,050**	Avg:**$1.81**	**Rent Survey 12/10/21**

2)



Madison on Maryland
6502 North 12th Street
Phoenix, AZ 85014

Units: 13
Year Built: 1959
Occupancy: 100%

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
1	0/1	500	$700	500	$1.40	
3	1/1	700	$1,100-$1,225	2,100	$1.66	
3	1/1	800	$1,175	2,400	$1.47	
4	2/1	850	$1,350	3,400	$1.59	
2	3/2	1,100	$1,595	2,200	$1.45	
13		Avg:**815**	Avg:**$1,254**	**10,600**	Avg:**$1.54**	**Rent Survey 1/27/22**
Renovations: Stainless-steel appliances, tiled backsplash, vinyl flooring; W/D: Machines present in each unit; Pets: Yes; Pet Fee: $200 non-refundable; Pet Deposit: $200 refundable; Pet Rent: $25/m; Occupancy: 100%						

3)



Uptown 18
337 West Pasadena Avenue
Phoenix, AZ 85013

Units: 18
Year Built: 1958

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
1	0/1	400	$1,295	400	$3.24	
5	1/1	750	$1,395	3,750	$1.86	
12	2/1	800	$1,595	9,600	$1.99	
18		Avg:**764**	Avg:**$1,523**	**13,750**	Avg:**$1.99**	**OM 2021**

4)



Revival Midtown
1220 East Medlock Drive
Phoenix, AZ 85014

Units: 35
Year Built: 1961
Occupancy: 100%

Electric: Master
Property Water: Master
A/C: Individual
Heat: Individual
Hot Water: Individual

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
16	1/1	625	$1,149-$1,249	10,000	$1.92	
19	2/1	800	$1,349-$1,449	15,200	$1.75	
35		Avg:**720**	Avg:**$1,308**	**25,200**	Avg:**$1.82**	**Rent Survey 2/15/22**
Note: Rent range reflects first or second floor, first floor has a patio; Renovations: Hardwood flooring, stainless-steel appliances, white cabinetry; Concessions: None: Application Fee: $40; Administration Fee: $150; Security Deposit: $500 OAC; W/S/T: Flat fee of $60/m - one bed, $70/m - two bed; W/D: Machines present in all units; Pets: Yes; Pet Fee: $150 non-refundable; Pet Deposit: $150 refundable; Pet Rent: $35/m; Occupancy: 100%						

5)



Agave
6801 North 17th Avenue
Phoenix, AZ 85015

Units: 11
Year Built: 1966

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
3	2/1	840	$1,500	2,520	$1.79	
8	2/1.5	955	$1,600	7,640	$1.68	
11		Avg:**924**	Avg:**$1,573**	**10,160**	Avg:**$1.70**	**Rent Survey 2/18/22**

Rent Comparable Report

Property	Mix

6) 

Venture at Villa Hermosa
5740 North 10th Street
Phoenix, AZ 85014

Units: 14
Year Built: 1966
Occupancy: 100%

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
8	2/1	756	$1,475	6,048	$1.95	No W/D
6	2/1	756	$1,595	4,536	$2.11	W/D
14		Avg:**756**	Avg:**$1,526**	**10,584**	Avg:**$2.02**	**Rent Survey 2/18/22**

Summary			Studios				1 Bed / 1 Bath				2 Bed / 1 Bath			
	Occupancy	Year Built	Total Units	Avg. SF	Avg. Rent	Avg. $/SF	Total Units	Avg. SF	Avg. Rent	Avg. $/SF	Total Units	Avg. SF	Avg. Rent	Avg. $/SF
Averages:	97%	1962	2	450	$998	$2.22	31	666	$1,231	$1.85	58	792	$1,483	$1.87
Subject:	100%	1959												

Summary			2 Bed / 1.5 Bath				2 Bed / 2 Bath				3 Bed / 2 Bath			
	Occupancy	Year Built	Total Units	Avg. SF	Avg. Rent	Avg. $/SF	Total Units	Avg. SF	Avg. Rent	Avg. $/SF	Total Units	Avg. SF	Avg. Rent	Avg. $/SF
Averages:	97%	1962	8	955	$1,600	$1.68					10	1,020	$1,639	$1.61
Subject:	100%	1959					16	996	$923	$0.93				


Thai Lotus
Safeway
Sierra Bonita Grill
W Maryland Ave
The CORE Institute Specialty Hospital
Villa Novena
Christo's
W Rose Ln
E Rose Ln
Phoenix Baptist Hospital & Medical Center
E Bethany Home Rd
Mandarin Super Buffet
Christown Spectrum Mall
Calvary Healing Center
Bashas'
W Missouri Ave
N Central Ave
N 15th Ave
N 7th St
N 10th St
N 12th St
N 3rd Ave
N 7th Ave
N 11th Ave
S Villa D'Oro Apartments
1 Madison on The Rails
2 Madison on Maryland
3 Uptown 18
4 Revival Midtown
5 Agave
6 Venture at Villa Hermosa
© Mapbox © OpenStreetMap